Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before income taxes, excluding undistributed minority interest in income of affiliates and fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized and is inclusive of that portion of tax reserves we believe to be representative of interest and that portion of rental expense we believe to be representative of interest.

	For the Years Ended April 30,
	2012	2013	2014	2015	2016
Ratio of earnings to fixed charges	22.1x	20.9x	26.9x	28.1x	28.8x